SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 11)

                        CARRAMERICA REALTY CORPORATION
                   (FORMERLY NAMED CARR REALTY CORPORATION)
                                 (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
                          (Title of Class of Securities)

                                  14441K 10 3
                                  (CUSIP Number)


                                  DAVID A. ROTH
                           SECURITY CAPITAL U.S. REALTY
                                 69, ROUTE D'ESCH
                                L-1470 LUXEMBOURG
                                (352) 48 78 78
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               DECEMBER 30, 1997
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sche-dule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this state-ment / /. (A fee is not required only if the reporting person:
         (1) has a previous statement on file reporting beneficial own-ership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 8 Pages

         This Amendment No. 11 to Schedule 13D contains 31 pages includ-ing Exhibits. The Exhibit Index appears on page 10.




           CUSIP No. 14441K 10 3         13D         Page 2 of 8 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL U.S. REALTY
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         / /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                 26,456,583 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    26,456,583
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,456,583 (ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        / /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              44.10 % (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                         *SEE INSTRUCTIONS BEFORE FILLING OUT




           CUSIP No. 14441K 10 3         13D        Page 3 of 8 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL HOLDINGS S.A.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         / /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                 26,456,583 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    26,456,583
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,456,583 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        / /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              44.10 % (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT







                   This Amendment No. 11 is filed by Security Capital U.S. Realty ("Security Capital U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Capital Holdings S.A. ("Holdings"), a corporation or-ganized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "USRealty"), and amends the
         Schedule 13D originally filed on November 14, 1995 (as previ-ously amended, the "Schedule 13D"). This Amendment No. 11 re-lates to shares of common stock, par value $0.01 per share ("Common Stock"), of CarrAmerica Realty Corporation, a Maryland corporation formerly named Carr Realty Corporation ("Carr"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

                   This Amendment No. 11 is filed to report the acquisi-tion of certain shares of Common Stock since December 5, 1997. A schedule identifying all transactions involving shares of Common Stock effected by USRealty and Holdings since December 5, 1997 is included as Annex A hereto and is hereby incor-porated by reference herein. Except for the purchase by Holdings of 530,120 shares of Common Stock on December 23, 1997 in an offering directly from Carr (which is described below), each of such transactions was executed in stock market transactions. The funds used by USRealty and Holdings to purchase such shares were obtained from drawdowns under the Facility Agreement and from cash on hand.

                   On December 23, 1997, Holdings purchased 530,120 shares of Common Stock directly from Carr for an aggregate pur-chase price of $16,499,985.00, or $31.125 per share, pursuant to a Subscription Agreement, dated as of December 18, 1997, by and among Carr, Holdings and USRealty (the "Subscription Agree-ment"). Such purchase was effected concurrently with an under-written public offering by Carr of 1,236,956 shares of Common Stock (which, together with the 530,120 shares of Common Stock purchased by Holdings, resulted in a total issuance and sale by Carr of 1,767,076 shares of Common Stock). These funds were obtained by Holdings from draw downs under the Facility Agreement and from cash on hand. No underwriting discounts were applied to any shares of Common Stock purchased by Holdings pursuant to the Subscription Agreement.

                   A copy of the Subscription Agreement is attached hereto as Exhibit 9. The Subscription Agreement is hereby incorporated herein by reference, and the description herein of the Subscription Agreement is qualified in its entirety by reference to such agreement.





                                Page 4 of 8 Pages







         ITEM 1.   SECURITY AND ISSUER.

                   No material change.

         ITEM 2.   IDENTITY AND BACKGROUND.

                   No material change except as set forth above.

         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   No material change except as set forth above.

         ITEM 4.   PURPOSE OF TRANSACTION.

                   No material change except as set forth above.

         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                   No material change except as set forth above and be-low.

                   As of December 30, 1997, USRealty and Holdings each beneficially owns 26,456,583 shares of Common Stock. As of December 30, 1997, USRealty and Holdings each beneficially owns approximately 44.10% of the outstanding Common Stock, and ap-proximately 39.5% on a fully diluted basis, based on the number of outstanding shares of Common Stock and the number of out-standing limited partnership units that are redeemable for Com-mon Stock or the cash equivalent thereof.

                   Except as set forth herein and as previously re-ported, to the best knowledge and belief of USRealty and of Holdings, no transactions involving Common Stock have been ef-fected during the past 60 days by USRealty or by Holdings or by their respective directors, executive officers or controlling persons.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   No material change except as described above.












                                Page 5 of 8 Pages







         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibits are filed as part of this Schedule
         13D:

         Exhibit 1 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Direc-tor of Security Capital U.S. Realty and of Secu-rity Capital Holdings S.A.

         Exhibit 2 Stock Purchase Agreement, dated as of November 5, 1995, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty (incorporated by reference to Exhibit 5.1 of Carr Realty Corporation's Cur-rent Report on Form 8-K dated November 6, 1995)

         Exhibit 2.1 Amendment No. 1 to the Stock Purchase Agreement, dated as of April 29, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 2.2 Stockholders Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Carr Realty, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 2.3 Registration Rights Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 3 Subscription Agreement, dated as of July 17, 1996, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty

         Exhibit 4 Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesell-schaft, as arranger and collateral agent, Com-merzbank International S.A., as administrative agent and the financial institutions listed in
                        Schedule 1 thereto (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S. Re-alty and Security Capital Holdings S.A. with re-spect to the common stock of Regency Realty Cor-poration)




                                Page 6 of 8 Pages







         Exhibit 5 Subscription Agreement, dated as of November 21, 1996, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty

         Exhibit 6 Subscription Agreement, dated as of December 19, 1996, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty

         Exhibit 7 Subscription Agreement, dated as of January 31, 1997, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty

         Exhibit 8 Subscription Agreement, dated as of April 14, 1997, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty

         Exhibit 9 Subscription Agreement, dated as of December 18, 1997, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty





























                                Page 7 of 8 Pages







                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       SECURITY CAPITAL U.S. REALTY



                                       By: /s/ David A. Roth
                                          Name:   David A. Roth
                                          Title:  Vice President



                                       SECURITY CAPITAL HOLDINGS S.A.



                                       By: /s/ David A. Roth
                                          Name:   David A. Roth
                                          Title:  Vice President

         December 31, 1997



























                                Page 8 of 8 Pages







                                                                  ANNEX A

               Recent Stock Market Transactions in the Common Stock
                             by the Reporting Persons

         Except as otherwise indicated, the transactions described below were effected in stock market transactions. The price per share for such transactions includes commissions (if any).

         DATE OF                  NUMBER OF                    PRICE
         TRANSACTION          SHARES PURCHASED                 PER SHARE

          12/9/97                 348,500                      $30 1/4

          12/15/97                 99,400                      $30 7/8

          12/16/97                250,000                      $30 7/8

          12/17/97                100,000                      $31 1/8

         *12/23/97                530,120                      $31 1/8























         _____________________
         *    Direct purchase from Carr pursuant to the Subscription
              Agreement.







                                   EXHIBIT INDEX


                                                               Sequential
         Exhibit                Description                    Page No.

            1      Name, Business Address, and Present             *
                   Principal Occupation of Each Executive
                   Officer and Director of Security Capi-
                   tal U.S. Realty and of Security Capital
                   Holdings S.A.

            2      Stock Purchase Agreement, dated as of           *
                   November 5, 1995, by and among Carr
                   Realty Corporation, Security Capital
                   U.S. Realty and Security Capital Hold-
                   ings S.A. (incorporated by reference to
                   Exhibit 5.1 of Carr Realty Corpora-
                   tion's Current Report on Form 8-K dated
                   November 6, 1995)

           2.1     Amendment No. 1 to the Stock Purchase           *
                   Agreement, dated as of April 29, 1996,
                   by and among Carr Realty Corporation,
                   Security Capital Holdings S.A. and
                   Security Capital U.S. Realty

           2.2     Stockholders Agreement, dated as of             *
                   April 30, 1996, by and among Carr
                   Realty Corporation, Carr Realty, L.P.,
                   Security Capital Holdings S.A. and
                   Security Capital U.S. Realty

           2.3     Registration Rights Agreement, dated as         *
                   of April 30, 1996, by and among Carr
                   Realty Corporation, Security Capital
                   Holdings S.A. and Security Capital U.S.
                   Realty

            3      Subscription Agreement, dated as of             *
                   July 17, 1996, by and among CarrAmerica
                   Realty Corporation, Security Capital
                   Holdings S.A. and Security Capital U.S.
                   Realty

         _____________________
         *    Previously filed.







            4      Facility Agreement, dated June 12,              *
                   1996, by and among Security Capital
                   U.S. Realty, Security Capital Holdings
                   S.A., Commerzbank  Aktiengesellschaft,
                   as arranger and collateral agent, Com-
                   merzbank International S.A., as admin-
                   istrative agent and the financial
                   institutions listed in Schedule 1
                   thereto (incorporated by reference to
                   Exhibit 4 of the Schedule 13D, dated
                   June 21, 1996, filed jointly by
                   Security Capital U.S. Realty and
                   Security Capital Holdings S.A. with
                   respect to the common stock of Regency
                   Realty Corporation)

            5      Subscription Agreement, dated as of             *
                   November 21, 1996, by and among
                   CarrAmerica Realty Corporation, Secu-
                   rity Capital Holdings S.A. and Security
                   Capital U.S. Realty

            6      Subscription Agreement, dated as of             *
                   December 19, 1996, by and among
                   CarrAmerica Realty Corporation, Secu-
                   rity Capital Holdings S.A. and Security
                   Capital U.S. Realty

            7      Subscription Agreement, dated as of             *
                   January 31, 1997, by and among
                   CarrAmerica Realty Corporation,
                   Security Capital Holdings S.A. and
                   Security Capital U.S. Realty

            8      Subscription Agreement, dated as of             *
                   April 14, 1997, by and among
                   CarrAmerica Realty Corporation,
                   Security Capital Holdings S.A. and
                   Security Capital U.S. Realty

            9      Subscription Agreement, dated as of             *
                   December 18, 1997, by and among
                   CarrAmerica Realty Corporation,
                   Security Capital Holdings S.A. and
                   Security Capital U.S. Realty

         _____________________
         *    Previously filed.